SilverCrest Reports Q2 2021 Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 11, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the second quarter of 2021 ("Q2, 2021"). The unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2021 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars, unless otherwise stated.

First Half 2021 ("H1, 2021") Las Chispas Highlights

● Feasibility Study - On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project located in Sonora, Mexico. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and one of its affiliates (together as "Ausenco") with the assistance of several other independent engineering companies and consultants. The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction projected to be in Q2, 2022) outlined in the Feasibility Study for the Las Chispas Project, remains valid.

● Construction Tracking on Schedule - At the end of H1, 2021, Las Chispas construction was 33% complete compared to a schedule of 28%. Construction has progressed well with the confined COVID-19 camp facility and earthworks complete, concrete foundation work 74% complete, plant tank construction and key infrastructure projects (powerline, road, and bridge) commenced, underground infrastructure ongoing, and plant detailed engineering 90% complete. Construction progress has benefited from no delays due to COVID-19 or any other reason. For further details on Las Chispas construction, please refer to the Company's news release dated August 10, 2021.

● Capital Spend In-line with Budget - In H1, 2021, 60% of the $137.7 million capital cost estimate was committed, of which 35% has been spent across all capital cost scopes, in-line with budget. A significant component of the initial capital cost is the process plant which is a fixed price Engineering, Procurement, and Construction contract with Ausenco.

● Underground Development Well Advanced - During H1, 2021, the Company completed 4.6 kilometres of underground development for a total of 13.1 kilometres since underground development began in Q1, 2019. Access has been established in four (4) veins or areas and 33 in-vein work fronts. The combination of higher productivity, favorable ground conditions, and cost control have contributed to development costs tracking slightly under budget. Overall, development metres are ahead of budget in H1, 2021. For further details on Las Chispas underground development, please refer to the Company's news release dated August 10, 2021.

● Drill Program at Las Chispas - During H1, 2021, the Company completed 71,556 metres of drilling, with 70% of these metres representing infill holes completed for conversion of Inferred Resources to Indicated Resources to support potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the LOM plan. Results for this drilling are being compiled and will be released in H2, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022. Currently there are 10 drill rigs (eight on surface and two underground) active at Las Chispas.

H1, 2021 Corporate Highlights and Subsequent Events

● Funding Position Remains Strong - As at July 31, 2021, SilverCrest is well funded with cash and cash equivalents of $188.0 million (June 30, 2021 - $200.4 million) and $90.0 million (June 30, 2021 - $90.0 million) available under a $120.0 million project financing facility (the "Credit Facility"). The Company's bought deal prospectus offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million, completed on February 22, 2021, contributed significantly to this cash position. To limit the risk and enhance flexibility, SilverCrest expects to drawdown 75% of the Credit Facility by the end of 2021, in-line with the agreed drawdown schedule. This will allow the Company to maintain availability of the remaining $30.0 million through August 2022, during ramp-up of the plant through second half ("H2"), 2022.

● Equity Grants - During the six months ended June 30, 2021, the Company granted 756,000 stock options to officers, employees, and contractors that can be exercised at a price of C$10.87 per share until February 25, 2026. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively. In addition, the Company issued a total of 57,000 deferred share units ("DSUs") to directors of the Company. These stock options and DSUs were issued primarily as part of these individuals' annual compensation.

● Stock Incentive Plans - On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan ("SU Plan") pursuant to which the Company may grant restricted share units ("RSUs"), performance share units ("PSUs") and DSUs. The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan. With the implementation of the SU Plan, the Company's former cash-settled Deferred Share Unit Plan is being phased out and no new awards of DSUs will be granted under that plan. In conjunction with the adoption of the SU Plan, the Board of Directors of the Company reduced the percentage allocation for the Company's Stock Option Plan to 5.5% (from 10%) of the outstanding common shares of the Company from time to time.

● Appointment of Clifford Lafleur - Subsequent to June 30, 2021, the Company appointed Clifford Lafleur as Vice President, Technical Services. Please refer to SilverCrest's news release dated July 26, 2021.

COVID-19

The Company continues to adjust to the unprecedented COVID-19 conditions. The Company's COVID-19 prevention measures continue to be critical for construction at Las Chispas. Positivity rates prior to site access remained low in H1, 2021 (below 2%) and no serious occurrences have been recorded at site, which has been a key element in maintaining the schedule and budget. SilverCrest has included some contingency in the schedule in the case of a COVID-19 outbreak and this remains unused. Please refer to the MD&A for the three and six months ended June 30, 2021 for further information.

Las Chispas Expenditures

During H1, 2021, the Company recorded $27.6 million as development expenditures under mineral property, plant and equipment, for the Las Chispas Project, which primarily consisted of:

● decline construction and underground working of $11.4 million;

● drilling costs of $6.4 million;

● field and administrative costs of $4.1 million; and

● salaries and remuneration of $2.1 million.

The Company also recorded additions, during H1, 2021, of $35.2 million related to the Las Chispas Project as mineral property, plant and equipment for various items which was primarily construction in progress.

El Picacho ("Picacho")

The Company completed 39,771 metres of drilling at Picacho during H1, 2021 and incurred a total of $4.4 million for the Picacho property under exploration and evaluation expenditures during this period. As of June 30, 2021, the Company had drilled an estimated cumulative 45,593 metres (169 drill holes) since acquiring the Picacho property in Q3, 2020. Currently there are three surface rigs active at El Picacho. Refer to the Company's news release dated February 24, 2021 for the initial drill results for Picacho.

Financial Results

At June 30, 2021, the Company held $200.4 million as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2020 to June 30, 2021 include $131.2 million generated by financing activities net of associated costs, including the completion of a bought deal prospectus offering on February 22, 2021, for $138.1 million, and the exercise of stock options. These cash inflows were primarily offset by $55.6 million paid towards mineral property, plant, and equipment. Furthermore, the cash inflows were also offset by $16.5 million paid on the Company's operating activities, which was primarily made up of $4.4 million incurred on the exploration program at Picacho, $2.1 million paid on accounts payable and accrued liabilities and $2.7 million paid on net value-added taxes. At June 30, 2021, the Company had value-added taxes ("IVA") receivable in Mexico of $15.2 million (December 31, 2020 - $12.2 million). The Company received aggregate IVA refunds of $4.7 million during H1, 2021, and $0.6 million subsequent to June 30, 2021 to the date of this news release.

The Company has financed its operations to date through the issuance of common shares and debt. The Company currently has no operations from which to derive revenues. During the six months ended June 30, 2021, comprehensive loss was $21.7 million (H1, 2020 - $24.7 million).

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid- 2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at the Las Chispas Project and the Picacho Property and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward- looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information: SilverCrest Metals Inc.
	Contact:	Lindsay Bahadir, Manager Investor
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	Telephone:	+1 (604) 694-1730
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	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
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